0000800928

新世界發展有限公司
New World Development Company Limited

02 FEB 12 AM 8:01

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

January 7, 2002

02015096

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated January 4, 2002 in connection with the connected transaction and on-going connected transaction between the Company, Chow Tai Fook Enterprises Limited, Triple wise, Asean Resources Holdings Limited, Fitmond Limited and Wise Come Development Limited in duplicate for your files.

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION AND ON-GOING CONNECTED TRANSACTION

Financial Adviser

Tai Fook Capital Limited

The Directors announced that the S&P Agreement has been entered into on 4th January, 2002 between the Company, CTFE, Triple Wise, AR, Fitmond and JV Co for the purpose of, inter alia, the Acquisition. Pursuant to the S&P Agreement, Triple Wise and AR Nominee have agreed to procure the JV Co, a joint venture company of which Triple Wise and AR Nominee are initially interested in 80% and 20% (subject to the occurrence of the Relevant Event stated below) of its issued share capital respectively, to acquire the entire issued share capital and the Shareholder Loan of Poucher from Fitmond, a wholly-owned subsidiary of AR, at a consideration of HK$7.8 and HK$300 million (subject to adjustment) respectively. Poucher, through its wholly-owned subsidiaries, is principally engaged in the development of the Properties for sale and is beneficially interested in the land title of the Properties.

Triple Wise is owned equally by the Company and CTFE and will be solely responsible for the provision of necessary funding to JV Co for the purposes of the Acquisition and future operations of JV Co. The Company and CTFE or their respective associates will in turn provide or procure the necessary funding to Triple Wise proportionate to their respective equity interests in Triple Wise.

The provision of financial assistance to JV Co solely by the Company and CTFE or their respective associates through Triple Wise will constitute a connected transaction for the Company under Chapter 14 of the Listing Rules. Since the financial assistance to be provided to JV Co by the Company or its associates through Triple Wise for each and every financial year of the Company is expected to be less than 3% of the audited consolidated net tangible asset value of the Group as disclosed in its then latest published audited financial statements, the financial assistance to be provided by the Company or its associates through Triple Wise to JV Co will only be subject to the disclosure requirement under Rule 14.25(1) of the Listing Rules. Relevant details of the financial assistance will be included in the next annual report and accounts of the Company pursuant to Rule 14.25(1) of the Listing Rules.

Given the on-going nature of the financial assistance to be provided to JV Co by the Company or its associates through Triple Wise, the Directors are of the view that it would not be practicable to make disclosure on each and every occasion as they arise. An application will be made to the Stock Exchange for a waiver from strict compliance with Rule 14.25 of the Listing Rules regarding the provision of financial assistance to JV Co subject to the conditions as stated below.

THE S&P AGREEMENT

Background

On 4th January, 2002, the Company has entered into the S&P Agreement with CTFE, Triple Wise, AR, Fitmond and JV Co under which Triple Wise and AR Nominee have agreed to procure the JV Co, a joint venture company with a paid up capital of HK$30 of which Triple Wise and AR Nominee are initially interested in 80% and 20% (subject to the occurrence of the Relevant Event stated below) respectively, to acquire the entire issued share capital and the Shareholder Loan of Poucher from Fitmond, a wholly-owned subsidiary of AR, at a consideration of HK$7.8 and HK$300 million (subject to adjustment) respectively. Poucher, through its wholly-owned subsidiaries, is principally engaged in the development of the Properties for sale and is beneficially interested in the land title of the Properties. The Properties are currently agricultural land located in Fanling, New Terrorities with a total site area of approximately 684,264 square feet and are intended to develop for residential accommodation purpose.

Parties

(i) the Company, guarantor for the performance and observance of the obligations of Triple Wise on a several (but not joint) basis

(ii) CTFE, guarantor for the performance and observance of the obligations of Triple Wise on a several (but not joint) basis

(iii) Triple Wise

(iv) AR

(v) Fitmond

(vi) JV Co

(3) the provision of financial assistance to JV Co shall be reviewed annually by the independent non-executive Directors, who shall confirm in the Directors' report attached to the annual report of the Company that they are carried out in the manner stated in conditions (1) and (2) above;

(4) details of the provision of financial assistance to JV Co as required under Rule 14.25(1)(A) to (D) of the Listing Rules shall be disclosed in the published annual report and accounts of the Company for the relevant financial year;

(5) the auditors of the Group shall be engaged to review the provision of financial assistance to JV Co annually and confirm in a letter to the Directors (a copy of such letter shall be provided to the Listing Division of the Stock Exchange) stating whether:

(a) the relevant provision of financial assistance to JV Co received the approval of the board of Directors;

(b) the relevant provision of financial assistance to JV Co have been entered into in accordance with the terms of the agreement(s) governing the provision of such financial assistance or, where there is no such agreement(s), on terms no less favourable to the Group than those available with independent third parties; and

(c) the aggregate value of the financial assistance to be provided to JV Co by the Company or its associates through Triple Wise does not exceed the limit as set out in Rule 14.25(1) of the Listing Rules, i.e. the higher of HK$10 million or 3% of the audited consolidated net tangible asset value of the Group as set out in condition 2 above.

Information about Triple Wise

Shareholding:	50% owned by the Company and 50% owned by CTFE, the controlling shareholder of the Company
Issued share capital:	2 shares of US$1 (equivalent to approximately HK$7.8) each
Financing to be provided:	provision or procurement of funds to Triple Wise by the Company and CTFE or their respective associates on equal basis or, in the case of providing guarantee, the guarantee will be given by the Company and CTFE or their respective associates on a several (but not joint) basis
Scope of business:	development of the Properties for sale through the holding of initially 80% equity interest in JV Co

Information about JV Co

Shareholding:	Triple Wise will own as to 80% and AR Nominee will own as to 20% of the issued share capital of JV Co initially (subject to the occurrence of the Relevant Event stated below)
Issued share capital:	30 shares of HK$1.00 each
Financing to be provided:	provision or procurement of funds to JV Co solely by Triple Wise
Scope of business:	development of the Properties for sale

Financial assistance to JV Co

To finance the Acquisition, an initial funding contribution of approximately HK$300 million (subject to the occurrence of the Relevant Event stated below) will be provided to JV Co through Triple Wise by the Company and CTFE or their respective associates on equal basis. In addition, Triple Wise will also be solely responsible for the provision of necessary funding to JV Co for the purpose of future operations of JV Co. Such funding contributions for financing the Acquisition and future operations of JV Co shall carry interest at the rate of 1% per annum above one month HIBOR compounded monthly and the aggregate of the principal amounts and accrued interest thereon shall be repayable from the sale proceeds of the Properties after development. The Company and CTFE or their respective associates will in turn provide or procure the necessary funding to Triple Wise proportionate to their respective equity interests in Triple Wise or, in the case of providing guarantee, the guarantee will be given by the Company and CTFE or their respective associates on a several (but not joint) basis.

The Directors expect that the funding contribution to Triple Wise by the Company or its associates for each and every financial year of the Company will not exceed 3% of the audited consolidated net tangible asset value of the Group as disclosed in its then latest published audited financial statements.

The provision of financial assistance to JV Co by the Company or its associates through Triple Wise will constitute a connected transaction for the Company under Chapter 14 of the Listing Rules since AR is a connected person of the Company by virtue of a 20% shareholding of AR in a subsidiary of the Company and the financing to JV Co will be solely provided by Triple Wise. Given that the expected funding contribution to JV Co by the Company or its associates through Triple Wise for the current financial year will not exceed 3% of the audited consolidated net tangible asset value of the Group as at 30th June, 2001, it will only be subject to disclosure requirement under Rule 14.25(1) of the Listing Rules.

Upon occurrence of the Relevant Event, AR Nominee shall be entitled to subscribe at par value for such additional number of shares in JV Co so that the respective shareholding percentages of Triple Wise and AR Nominee in JV Co will be 75% and 25% respectively as enlarged by such subscription. In addition, the consideration for the Acquisition shall also be adjusted upward. The financial assistance to be provided by the Company or its associates after taking into account for such adjustment will be less than 3% of the audited consolidated net tangible asset value of the Group as at 30th June, 2001.

Completion of the S&P Agreement

Completion of the S&P Agreement is unconditional and is expected to take place on 4th February, 2002 or such other date as the parties to the S&P Agreement may agree in writing.

WAIVER APPLICATION

For the purpose of future operations of JV Co, Triple Wise will be solely responsible for the provision of necessary funding to JV Co from time to time. The Company and CTFE or their respective associates will in turn provide or procure the necessary funding to Triple Wise proportionate to their respective equity interests in Triple Wise or, in the case of providing guarantee, the guarantee will be given by the Company and CTFE or their respective associates on a several (but not joint) basis. Given the on-going nature of the financial assistance to be provided to JV Co by the Company or its associates through Triple Wise, the Directors are of the view that it would not be practicable to make disclosure on each and every occasion as they arise. The Directors expect that the funding contribution to be made to JV Co by the Company or its associates through Triple Wise for each and every financial year of the Company will be less than 3% of the audited consolidated net tangible asset value of the Group as disclosed in its then latest published audited financial statements. An application will therefore be made to the Stock Exchange for a waiver from strict compliance with Rule 14.25 of the Listing Rules regarding the provision of financial assistance to JV Co subject to the following conditions:-

(1) the financial assistance to be provided by the Company or its associates to JV Co through Triple Wise are:

  (a) in the ordinary and usual course of business of the Group and are on normal commercial terms and fair and reasonable in so far as the Independent Shareholders are concerned; and

  (b) carried out in accordance with the terms of the agreement(s) governing the provision of such financial assistance or; where there is no such agreement(s), on terms no less favourable to the Group than those available with independent third parties;

(2) the aggregate value of the financial assistance to be provided to JV Co by the Company or its associates through Triple Wise for each financial year of the Group shall be less than the higher of HK$10 million or 3% of the audited consolidated net tangible asset value of the Group as disclosed in the then latest published audited financial statements adjusted to take into account of

REASONS FOR THE ENTERING INTO OF THE S&P AGREEMENT

The Group is principally engaged in the business of property investment and development, infrastructure, services and telecommunications.

The Directors consider that the entering into of the S&P Agreement provides a good opportunity for the Group to strengthen the property portfolio and increase the land bank through its interests in Triple Wise and JV Co.

The Directors (including the independent non-executive Directors) consider that the terms in respect of the provision of financial assistance to JV Co by the Company or its associates through Triple Wise are fair and reasonable so far as the Independent Shareholders are concerned.

GENERAL

As the provision of financial assistance to JV Co by the Company or its associates through Triple Wise for the current financial year of the Company will not exceed 3% of the audited consolidated net tangible asset value of the Group as at 30th June, 2001, it is only subject to disclosure requirement under Rule 14.25(1) of the Listing Rules. Relevant details of the provision of financial assistance to JV Co by the Company or its associates through Triple Wise will be included in the next published annual report and accounts of the Company pursuant to Rule 14.25(1) of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context otherwise requires:

"Acquisition"	:	the acquisition of the entire issued share capital of Poucher of US$1 (equivalent to approximately HK$7.8) and the Shareholder Loan at a consideration of HK$7.8 and HK$300 million (subject to adjustment) respectively by JV Co from Fitmond pursuant to the S&P Agreement
"associate(s)"	:	has the meaning ascribed to it in the Listing Rules
"AR"	:	Asean Resources Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"AR Nominee"	:	Wisdom Profit Investments Limited, an indirect wholly-owned subsidiary of AR nominated by AR as the shareholder of JV Co
"Company"	:	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"CTFE"	:	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"Director(s)"	:	the director(s) of the Company
"Fitmond"	:	Fitmond Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of AR
"Group"	:	the Company and its subsidiaries
"HIBOR"	:	Hong Kong Inter-Banks Offered Rate
"HK$"	:	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	:	Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholders"	:	shareholders of the Company other than CTFE and its associates
"JV Co"	:	Wise Come Development Limited, a company incorporated in Hong Kong with limited liability and beneficially owned initially as to 80% by Triple Wise and 20% by AR Nominee (subject to the occurrence of the Relevant Event)
"Listing Rules"	:	the Rules Governing the Listing of Securities on the Stock Exchange
"Poucher"	:	Poucher Limited, a company incorporated in the British Virgin Islands with limited liability and currently a wholly-owned subsidiary of Fitmond
"Properties"	:	Fanling Sheung Shui Town Lot No. 182 and various lots no. in Demarcation District No. 51 in Fanling, New Territories with a total site area of approximately 684,264 square feet as detailed in the S&P Agreement
"Relevant Event"	:	the occurrence of an event where the maximum gross floor area permitted for residential development on the Properties under the basic terms upon which the Lands Department has in writing confirmed that it is prepared to recommend to the Government of Hong Kong a proposed insitu land exchange of the Properties exceeds certain gross floor area of the Properties as stated in the S&P Agreement.
"S&P Agreement"	:	an agreement dated 4th January, 2002 entered into between the Company, CTFE, Triple Wise, AR, Fitmond and JV Co in relation to, inter alia, the Acquisition
"Shareholder Loan"	:	such amount as shall be owing by Poucher to Fitmond upon completion of the S&P Agreement
"Stock Exchange"	:	The Stock Exchange of Hong Kong Limited
"Triple Wise"	:	Triple Wise Investment Company Limited, a company incorporated in the British Virgin Islands with limited liability and beneficially owned equally by the Company and CTFE
"US$"	:	US dollars, the lawful currency of the United States of America
"%"	:	per cent.

By Order of the Board
New World Development Company Limited
Leung Chi-Kin Stewart
Company Secretary

Hong Kong, 4th January, 2002

For reference only, an exchange rate of US$1:HK$7.8 is used for amounts expressed in